TAUBMAN CENTERS, INC. REJECTS UNSOLICITED PROPOSAL

    TAUBMAN FAMILY -- 30% OWNERS -- CATEGORICALLY OPPOSED TO SALE OF COMPANY

BLOOMFIELD HILLS, MICHIGAN, NOVEMBER 13, 2002 - Taubman Centers, Inc. (NYSE:
TCO) confirmed today that it has received an unsolicited proposal from Simon Property Group, Inc. (NYSE: SPG) seeking to acquire control of the Company. Taubman Centers said that its Board of Directors had previously met and, with the advice of its outside financial and legal advisors, had considered the proposal. The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive.

The Taubman family, large economic stakeholders with voting control of more than 30% of Taubman Centers, has also confirmed that it has no interest in pursuing a sale of the Company. A sale or other extraordinary transaction would require a 2/3rds affirmative vote.

The Company stated, "The Taubman Centers Board of Directors has unanimously rejected this proposal. In addition, the Taubman family has informed the Board that is categorically opposed to the sale of the Company. Given the family's position, any efforts to purchase Taubman Centers would not be productive."

Goldman, Sachs & Co. is acting as financial advisor and the law firm of Wachtell, Lipton, Rosen & Katz is acting as legal advisor.

ABOUT TAUBMAN CENTERS, INC.

Taubman Centers, Inc., a real estate investment trust, owns, develops, acquires and operates regional shopping centers nationally. Taubman Centers currently owns and/or manages 30 urban and suburban regional and super regional shopping centers in 13 states. The company is headquartered in Bloomfield Hills, Michigan.

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Contacts:

Barbara Baker                             Joele Frank/Matt Sherman
Taubman Centers, Inc.                     Joele Frank, Wilkinson Brimmer Katcher
(248) 258-7367                            (212) 355-4449